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                          November 15, 2021

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted October
15, 2021
                                                            CIK No. 0001861063

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No 3 to Draft Registration Statement on Form S-1

       Cover Page

   1. We reissue comment 1 in part. Reference is made to the second sentence of the penultimate paragraph.
Please expand your disclosure of how the examples such as anti-
                                                        monopoly regulatory
actions, cybersecurity and privacy and lack of PCAOB inspection on its auditors may impact
the company   s ability to conduct its business, accept foreign
                                                        investments, or list on
a U.S. or other foreign exchange.
 Jie Weng
FirstName LastNameJie  Weng
Aquaron Acquisition Corp.
Comapany 15,
November  NameAquaron
              2021       Acquisition Corp.
November
Page 2    15, 2021 Page 2
FirstName LastName
2. We note your response to comment 4. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
Contractual Arrangements and Corporate Structure for a PRC-based Target Business, page 5

3. We reissue comment 2 in part. Please provide further disclosure relating to contractual arrangements with a VIE, its founders and owners and the challenges and substantial costs the company may face enforcing these contractual agreements due to uncertainties under
         Chinese law and jurisdictional limits.
Potential Approvals from the PRC Governmental Authorities for this Offering or a Business
Combination, page 5

4. Please discuss the potential consequences to you and your investors if your assumption that no prior approvals are required is incorrect or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Discuss the potential consequences to you and your investors if you do not receive or maintain such approvals.
Risks Associated with Acquiring and Operating a Business in China, page 27

5. We reissue comment 6 in part. Discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. stock/ADSs]. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Our initial business combination may be subject to a variety of PRC laws..., page 63

6. We reissue in part comment 11. Please also discuss potential impacts on a post-
         combination basis.
Certain existing or future U.S. laws and regulations..., page 66

7. Confirm that your auditor is currently subject to PCAOB inspection. In addition, please expand your risk factor disclosure to discuss that the United States Senate passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
 Jie Weng
Aquaron Acquisition Corp.
November 15, 2021
Page 3
         decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Exhibit 5.1, page II-5

8.       Reference is made to the first sentence of the final paragraph on page
2. Please revise to
         clarify that investors in this offering may rely upon this opinion. You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423
if you have
questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJie Weng                                     Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                               Division of
Corporation Finance
November 15, 2021 Page 3                                       Office of
Finance
FirstName LastName